

June 4, 2012

Via E-mail
Kenneth M. Jacobs
Chairman and Chief Executive Officer
Lazard Ltd
30 Rockefeller Plaza
New York, NY 10020

  Re: Lazard Ltd.
    Form 10-K for the Year Ended December 31, 2011
    Filed February 29, 2012
    Form 8-K for the Period Ended April 24, 2012 and
    Form 8-K for the Period Ended April 27, 2012
    Filed April 27, 2012
    Definitive Proxy Statement on Schedule 14A
    Filed March 20, 2012
    File No. 1-32492

Dear Mr. Jacobs:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 8-K for the Period Ended April 24, 2012 Filed on April 27, 2012

Exhibit 99.1

1. On page 10 of this exhibit you provide a non-GAAP income statement for the three months ended March 31, 2012, December 31, 2011, and March 31, 2011. This income statement is presented before your U.S. GAAP income statement for the three months ended March 31, 2012 and 2011. As a result, your current presentation could place undue prominence on the non-GAAP income statement. Please show us how you will revise your future filings to present only the non-GAAP measures you feel are most relevant to the discussion presented in your Form 8-K. Please refer to Question 102.10 of the Compliance and Disclosure

Interpretations for Non-GAAP Measures which can be found on our website at
http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Form 8-K for the Period Ended April 27, 2012 Filed on April 27, 2012

Exhibit 99.1

2. We note that your shareholder letter provides a significant amount of relevant information
    about your business through the eyes of management such as, but not limited to, discussions
    about your financial targets, compensation costs and trends, capital management, taxes, and
    your revenue growth strategy. We believe that your MD&A would be greatly enhanced if
    these types of discussions were included in your future filings. Please confirm that you will
    revise your MD&A in future filings to provide similar comprehensive discussions addressing
    management's goals and progress towards its goals with respect to these topics. Please show
    us supplementally what your disclosure will look like by providing us your revised 2011
    versus 2010 MD&A, which will still appear in your 2012 Form 10-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18

Executive Summary, page 18

Compensation Governance, page 20

3. Please refer to comment six in our letter dated May 27, 2011. We note that you have retained
    disclosure similar to your 2010 proxy disclosure by stating that the total direct compensation
    paid to your named executive officers "was appropriate in light of compensation levels of
    [y]our comparator group" and that "this analysis supported the Compensation Committee's
    conclusion that the aggregate total direct compensation paid to [y]our named executive
    officers . . . was sufficiently competitive for 2011." However, you have not revised your
    disclosure to include the response you provided in your letter dated June 27, 2011. Please
    advise or otherwise in your future filings address our prior comment six in full. Please
    include in your response letter a discussion of the compensation range and where your 2011
    compensation fell within the range.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Era Anagnosti, Staff Attorney, (202) 551-3369 with any other questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief

cc: Scott D. Hoffman, General Counsel